Filed by Brio Software, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Brio Software, Inc.

Commission File No.: 000-23997

On July 23, 2003, Brio Software, Inc. posted the following text on its web-site:

Hyperion to Acquire Brio

Brio and Hyperion announced exciting news today: Hyperion, the world’s largest provider of business performance management software, intends to acquire Brio Software.

This combination brings together the leader in business performance management applications and OLAP technology with the leader in quick-to-deploy, easy-to-use enterprise-class business intelligence software. By adding Brio’s analysis and reporting capabilities to the Hyperion platform, this acquisition will extend Hyperion’s leadership as the world’s largest provider of business performance management software.

Brio and Hyperion share an identical vision: to provide customers with breakthrough performance everywhere. The combination of Hyperion and Brio will advance that vision by helping drive performance accountability to all levels of the organization, from the boardroom to the frontlines and across every department.

Hyperion provides managers with applications that support a process for managing their business to optimize performance against goals. Hyperion’s “start anywhere” approach to business performance management (deploy within any department, and at any stage of the management cycle), enables Brio customers to extend their initial BI investment into advanced financial and operational performance management.

With the combined software, customers will be able to bring together the information they use for operational and financial planning, and populate scorecards and dashboards for forecasting and monitoring results. The result: Better insight! Better performance!

Customers can now satisfy the broadest range of Business Performance Management needs through a single software company. The combined company will drive the adoption of business performance management as an enterprise standard.

To take advantage of this opportunity in advance of the close of the transaction, an interim agreement has also been signed for Hyperion to immediately OEM and resell Brio’s complete product line.

This marks a milestone for the Business Performance Management industry as we strive to bring unparalleled value to Brio and Hyperion customers. To learn more about Hyperion go to: www.hyperion.com

For more information:

•	Customer FAQ (available shortly)

•	Press release: Hyperion to Acquire Brio Software

Forward-Looking Statements

This document contains forward-looking statements that involve risks and uncertainties concerning Hyperion Solutions’ proposed acquisition of Brio Software, Hyperion Solutions’ expected financial performance, as well as Hyperion Solutions’ strategic and operational plans. Actual events or results may differ materially from those described in this document due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, that the closing may be delayed; the reaction of customers of Hyperion Solutions and Brio Software to the transaction; Hyperion Solutions’ ability to successfully integrate Brio Software’s operations and employees the introduction of new products by competitors or the entry of new competitors into the markets for Hyperion Solutions’ and Brio Software’s products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Hyperion Solutions’ business and financial results is included in Hyperion Solutions’ Annual Report on Form 10-K for the fiscal year ended June 30, 2002 and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov. For more information and additional risk factors regarding Brio Software, see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Brio Software’s Annual Report on Form 10-K for the fiscal year ended March 31, 2003 and in other reports filed by Brio Software with the SEC. Neither Hyperion Solutions nor Brio Software undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release.

Additional Information About the Proposed Merger and Where to Find It

Hyperion Solutions and Brio Software intend to file with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed acquisition (the “Merger”) of Brio Software by Hyperion Solutions pursuant to the terms of an Agreement and Plan of Merger and Reorganization among Hyperion Solutions Corporation, T-Bird Acquisition, Inc., a wholly owned subsidiary of Hyperion Solutions, and Brio Software, Inc. The proxy statement/prospectus will be mailed to the stockholders of Brio Software. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Hyperion Solutions, Brio Software and the proposed Merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Hyperion Solutions or Brio Software with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Hyperion Solutions by contacting Hyperion Solutions Investor Relations, 1344 Crossman Avenue, Sunnyvale, CA, 94089, telephone (408) 220-8769. Investors and security holders may obtain free copies of the documents filed with the SEC by Brio Software by contacting Brio Software Investor Relations, 4980 Great America Parkway Santa Clara, CA 95054, (408) 496-7400. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Hyperion Solutions, Jeff Rodek, Hyperion Solutions’ Chairman and Chief Executive Officer, and certain of Hyperion Solutions’ other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Rodek and certain of Hyperion Solutions’ other executive officers and directors in the solicitation by reading the proxy statement/prospectus statement when it becomes available.

Brio Software, Craig Brennan, Brio Software’s President and Chief Executive Officer, and certain of Brio Software’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of Brio Software common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Brennan and Brio Software’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus when it becomes available.